Via Facsimile and U.S. Mail
Mail Stop 6010

February 18, 2009

Louis Ploth, Jr.
Chief Financial Officer
Repros Therapeutics, Inc.
2408 Timberloch Place, Suite B-7
The Woodlands, TX 77380

Re: Repros Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the quarterly period ended September 30, 2008
File No. 1-15281

Dear Mr. Ploth, Jr.:

We have completed our review of your Form 10-K and related documents and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief